RECEIVED

2006 DEC 14 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50


08019246

SUPPL

Date December 11, 2006
Contact Martina C. Schuler

Inapis Holding

~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Schuler

Corporate Communications

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Enclosure

- **Oerlikon will assume operational management of Saurer by January 1, 2007**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

12/19

Oerlikon will assume operational management of Saurer by January 1, 2007

- **Management agreement concluded**
- **Thomas Limberger, CEO Oerlikon, will assume operational leadership of Saurer**

Pfäffikon SZ, December 11, 2006 – The ongoing talks between OC Oerlikon Corporation AG, Pfäffikon ("Oerlikon") and the Board of Directors of Saurer AG ("Saurer") have led to the conclusion of a management agreement among the two companies. The agreement provides for the operational management of Saurer by Oerlikon under the leadership of Thomas Limberger, CEO of Oerlikon, starting January 1, 2007. In terms of content, this agreement delegates responsibility from Saurer to the management of Oerlikon, which will thus be in a position to take charge of the company even before the Saurer Board of Directors has been formally reassigned. The agreement has been negotiated and signed by all members of the Oerlikon and Saurer Boards. "This step again demonstrates the amicable nature of the takeover process of Saurer," according to Mr. Limberger. "We thereby are establishing the best conditions for a timely and successful integration of Saurer into the Oerlikon Group and for the complete realization of the existing synergy potential".

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a worldwide leading high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the fields of thin film, vacuum and precision technologies. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6,500 individuals and recorded turnover of CHF 1,605 million in its 2005 financial year. Headquartered in Pfäffikon SZ, Switzerland, the company has a globe-spanning infrastructure comprising around 80 subsidiaries in 25 countries.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date December 8, 2006
Contact Martina C. Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. M.C. Schuler

Corporate Communications

Enclosure

- **Oerlikon's holding in Saurer exceeds 90%**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Rule 12g3-2(b) File No. 82-5190
RECEIVED
2006 DEC 14 P 1:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Oerlikon's holding in Saurer exceeds 90%

- **Publication of the final interim result: confirmation of the provisional interim result**
- **Oerlikon acquired additional Saurer Shares and now holds 90.98% of Saurer**

Pfäffikon SZ, December 8, 2006 – Today, OC Oerlikon Corporation AG, Pfäffikon ("Oerlikon") publishes the final interim result of its public tender offer ("Offer") for all publicly held registered shares of Saurer AG, Arbon ("Saurer" and "Saurer Shares" respectively). The final interim result accords the numbers of the provisional interim result, which was released on December 4, 2006. As of December 1, 2006, the date of the expiry of the Offer, Oerlikon held in total 89.26% of the share capital and the voting rights of Saurer.

Subsequent to the expiry of the Offer, Oerlikon bought additional 250'000 Saurer Shares on the market and, as of December 6, 2006, holds 90.98% of the share capital and the voting rights of Saurer.

The additional acceptance period of ten trading days will run from December 8, 2006 to December 21, 2006. Oerlikon reserves the right to extend the additional acceptance period with the approval of the Swiss Takeover Board. During the additional acceptance period the holders of Saurer Shares who have not yet tendered their Saurer Shares may tender them to the Offer. The offer price per Saurer Share amounts to CHF 135.00 net and will be paid on or about January 10, 2007.

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a global infrastructure with approximately 80 locations in 25 countries.

The following restrictions apply for the public tender offer described in this media release:

United States of America

The offer is not being made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America, its territories and possessions, any State of the United States and the District of Columbia (the "United States"). This includes, but is not limited to, facsimile transmission, telex and telephones. Accordingly, copies of this document and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in or into the United States and so doing may invalidate any purported acceptance.

United Kingdom

The offer documents in connection with the offer are not for distribution to persons whose place of residence, seat or habitual abode is in the United Kingdom. This does not apply, however, to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 in the United Kingdom or to whom it may otherwise lawfully be passed on (all such persons together being referred to as "Relevant Persons"). The offer documents in connection with the offer must not be acted on or relied on by persons whose place of residence, seat or habitual abode is in the United Kingdom and who are not Relevant Persons. In the United Kingdom any investment or investment activity to which the offer documents relate is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Australia, Canada and Japan

This offer is not addressed to shareholders of Saurer AG, whose place of residence, seat or habitual abode is in Australia, Canada or Japan (the "Excluded Shareholders"). The Excluded Shareholders may not accept this offer.

Other Jurisdictions

This offer is not, directly or indirectly, made in a country or jurisdiction in which such offer would be illegal, otherwise violate the applicable law or an ordinance or which would require OC Oerlikon Corporation AG, Pfäffikon to change the terms or conditions of the offer in any way, to submit an additional filing to, or perform additional actions in relation to, any governmental, regulatory or legal authority. It is not intended to extend the offer to any such country or such jurisdiction. Documents relating to the offer must neither be distributed in such countries or jurisdictions nor be sent to such countries or jurisdictions. Such documents must not be used for the purpose of soliciting the purchase of securities of Saurer AG by any person or entity from such countries or jurisdictions.